

Mail Stop 3030

May 8, 2009

Via Facsimile and U.S. Mail

Mr. Richard C. Yonker
Chief Financial Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, California 93012

> Re: **Vitesse Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 30, 2008**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed September 30, 2008**
> **Form 10-Q for the Quarter Ended December 31, 2008**
> **File No. 001-31614**

Dear Mr. Yonker:

   We have reviewed your response letter dated April 14, 2009 and we have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 8. Financial Statements and Supplementary Data, page 72

Note 6. Debt, page 94

1.   We note your response to our prior comment 15. You state that your estimate of the fair value of the premium put considered an estimate of the probable amount of exercise

proceeds at each put option date rather than the contractual amount that you would be required to pay. Please explain to us why you believe it is appropriate to estimate the fair value the premium put based on an amount other than the contractual amount that would be due upon exercise. Tell us why you believe your fair value measurement is consistent with paragraph 17 of SFAS 133 and paragraph 5 of SFAS 157.

Item 9A. Controls and Procedures, page 113

-Management's Report on Internal Control over Financial Reporting, page 113

2.   We note your response to our prior comment 20. Your response appears to address your compliance with Item 307 of Regulation S-K with respect to management's evaluation of its disclosure controls and procedures. However, we do not see where you have addressed your requirements under Item 308(a) of Regulation S-K with respect to management's evaluation of your internal controls over financial reporting. Specifically, we do not see where you have made a clear and definite statement as to whether your internal control over financial reporting was <u>effective</u> or <u>not effective</u> as of each of September 30, 2008 and September 30, 2007. As previously requested, please amend this filing and your September 30, 2007 Form 10-K to provide management's conclusion as to the effectiveness of your internal control over financial reporting as of September 30, 2008 and September 30, 2007, respectively.

As appropriate, please amend the Forms 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551- 3601 or Mary Beth Breslin at (202) 551-3625 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief